Investor Presentation
October 2007
These materials are not to be printed, downloaded or distributed.
Domtar Corporation has filed a registration statement (including a prospectus and consent solicitation statement and a debentureholder information circular/prospectus)
with the SEC for the exchange offers and proxy solicitations to which this communication relates.  Before you tender your securities or related consents or submit your proxy, you should read the prospectus and consent solicitation statement or the debentureholder information circular/prospectus, as applicable, in that registration statement and the exhibits Domtar Corporation has filed with the SEC, because they contain important, more complete information about the issuer and the exchange offers or proxy solicitations.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the information agents will arrange to send you the prospectus and consent solicitation statement and related documents if you request it by calling, in the U.S. (212) 430-3774 (banks and brokers)
or (866) 470-3700 (toll free), and in Canada (888) 605-8384.
Filed by: Domtar Corporation
Domtar Paper Company, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies: Domtar Corporation
Domtar Paper Company, LLC
Registration Statement File No.: 333-146322

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Forward-looking statements
This presentation may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,”
“believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on Domtar’s results of operations or financial condition. These factors include, but are not limited to:
the effect of general economic conditions, particularly in the United States and Canada;
market demand for the Company’s products, which may be tied to the relative strength of various U.S. and/or Canadian business segments;
product selling prices;
energy prices;
raw material prices;
chemical prices;
performance of the Company’s manufacturing operations including unexpected maintenance requirements;
the successful integration of the Weyerhaeuser Fine Paper Business with Domtar Inc. and ability to realize anticipated cost savings;
the level of competition from domestic and foreign producers;
the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;
the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;
transportation costs;
the loss of current customers or the inability to obtain new customers;
legal proceedings;
changes in asset valuations, including writedowns of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;
changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar;
the effect of timing of retirements and changes in the market price of Company common stock on charges for stock-based compensation; and
performance of pension fund investments and related derivatives.
These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. Unless specifically required by law, Domtar Corporation assumes no obligation to update or revise these forward-
looking statements to reflect new events or circumstances.

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Overview of new vs. existing Domtar debt securities
Note: Please refer to Form S-4 on file with the SEC for a full description and comparison of the existing and new Domtar debt securities
Existing Domtar Inc. U.S. notes Existing Domtar Inc. Canadian debentures New Domtar Corp. n otes
Issuer: Domtar Inc. Domtar Inc. Domtar Corporation
Issue:
(unchanged)
$600mm 7.875% notes due 10/15/11
$350mm 5.375% notes due 12/1/13
$400mm 7 1/8 % notes due 8/15/15
$125mm 9 1/2 % debentures due 8/1/16
CDN$82mm 10.000% debentures due
4/15/11
CDN$75mm 10.850% debentures due 8/ 5/17
Up to $600mm of 7.875% notes due 10/15/11
Up to $350mm of 5.375% notes due 12/1/13
Up to $400mm of 7.125% notes due 8/15/ 15
Up to $125mm of 9.5% notes due 8/1/16
Up to CDN$82mm of 10% notes due 4/ 15/11
Up to CDN$75mm of 10.85% notes due 8/5/17
Ratings (Moody’s / S&P / DBRS) : B2 / B+ / BB(low) B2 / B+ / BB(low) B1 / B+ / BB(low)
Optional redemption:
(unchanged)
Higher of Pa r or:
7.875% notes: T + 35 bps
5.375% notes: T + 20 bps
7 1/8 % notes: T + 50 bps
9 1/2 % debentures : T + 62.5 bps
Higher of Par or:
10.000% debentures : Canada Yield + 50 bps
10.850% debentures : Canada Yield + 50 bps
Same as existing
Change of control: Non e except for 9 1/2 % debentures ,
which is tied to a ratings decline
None Traditional 101% put option
Subsidiary guarantee: None None Unsecured upstream guarantee from same U.S.
subsidiary that guarantee s Domtar Corp. borrowings
under the credit facilities
Limitation on liens: 10% of CNTA for all except 10% of
Consolidated Net Assets for the 9 1/2%
debentures
10% of CNTA 10% of CNTA plus carve -out for existing
$1.55 bn of credit facilities
Debt incurrence test, limitations
on dividends and subsidiary debt ?
No Yes No
Consent fee: $2.50 per $1,000 principal amount on
or prior to early consent date (10/30)
CDN$2.50 per CDN $1,000 principal amount
on or prior to early proxy date (10/30)
--
Dealer Managers and
Consent/Proxy Solicitation Agents:
JPMorgan and De utsche Bank Securities Scotia Capital --
Information Agent : Global Bondholder Services Georgeson --

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(1)
Domtar Corp. and Domtar Paper Company, LLC may borrow up to $750 million under our revolving credit facility. As of 7/1/07 there were no borrowings outstanding and $49 million of outstanding letters of credit.
(2)
Domtar Corp. is a guarantor of borrowings by Domtar Paper Company, LLC and Domtar Inc. under our Credit Agreement.
(3)
Domtar Inc.’s U.S. subsidiaries currently guarantee Domtar Inc.’s obligations under the Credit Agreement. The U.S. subsidiaries of Domtar Inc. will not initially guarantee the newly issued Domtar Corp. debt securities. In the event that more than 50% of the shares of the capital stock of one or more of Domtar Inc.’s U.S. subsidiaries is sold to Domtar Corp. or its subsidiaries, such U.S. subsidiaries of Domtar Inc. will continue to guarantee borrowings of Domtar Inc. under the Credit Agreement and will become guarantors of borrowings of Domtar Corp. and Domtar Paper Company, LLC under the Credit Agreement and will also become guarantors of the newly issued Domtar Corp. debt securities.
(4)
Domtar Paper Company, LLC is a guarantor of borrowings by Domtar Corp. and Domtar Inc. under our Credit Agreement and will be a guarantor of the newly issued Domtar Corp. debt securities.
(5)
Domtar Inc. may borrow up to $150 million of the $750 million available under our revolving credit facility. As of 7/1/07, Domtar Inc. had no borrowings outstanding.
(6)
Existing Domtar Inc. notes and debentures to be exchanged/acquired for new notes of Domtar Corp. Amounts listed represent principal amounts.
(7)
Term Loan outstanding was reduced to $645 million from $720 million on 9/28/07, with a $2 million mandatory amortization payment and a $73 million optional repayment.
Note: Chart excludes $48 million of capital lease obligations and $12 million of other borrowings of Domtar Corp. and its subsidiaries.
Domtar Corporation (2)
(NYSE/TSX: UFS)
Domtar Paper Company, LLC (4)
(Predecessor Company U.S. assets)
Domtar Pacific Papers ULC
Domtar (Canada) Paper Inc.
Domtar Inc.
(Domtar Inc. Canadian assets)
Domtar U.S. subsidiaries (3)
(Domtar Inc. U.S. assets)
Domtar U.S. subsidiaries (3)
(Domtar Inc. U.S. assets)
Domtar Pulp and Paper Products Inc.
(Predecessor Company
Canadian assets)
$750 million Revolver
(1),(5)
$720 million Term Loan
(7)
Canadian Subsidiary Borrower under Revolver up to $150mm
(5)
CDN$82 million 10% debentures due 2011
$600 million 7.875% notes due 2011
$350 million 5.375% notes due 2013
$400 million 7 1/8% notes due 2015
$125 million 9½% debentures due 2016
CDN$75 million 10.85% debentures due 2017
U.S. Subsidiary Borrower under Revolver
(1)
(6)
Summary organizational and debt structure
Guarantor under Credit Agreement and for the new
Domtar Corp. notes

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The transaction is structured specifically to trigger a CDS succession event with the goal of leaving participating investors identically hedged in their positions
Certain U.S. assets of Domtar Inc. will be transferred to Domtar Corporation to create a succession event for the CDS
– 100% of U.S. subsidiaries to be transferred if all series (US and CDN) approve
51% tendered for USD notes and 66 2/3 % vote for CDN debentures
– Up to 49% of U.S. subsidiaries to be transferred if any series (US or CDN) does not approve
With a succession event, treatment of CDS contracts on Domtar debt will ultimately depend on exchange participation
– Exchange participation < 25%: CDS contracts remain at Domtar Inc.
– 25% > Exchange participation < 75%: CDS contracts split 50/50 between Domtar Inc. and Domtar Corp.
– Exchange participation > 75%: All CDS contracts will move with bonds to Domtar Corp.
The exchange offer is structured with a 75% aggregate (US and CDN) minimum condition
What are the possible outcomes for Domtar Inc. CDS?

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October 2007 November 2007
S M T W T F S S M T W T F S
1 2 3 4 5 6 1 2 3
7 8 9 10 11 12 13 4 5 6 7 8 9 10
14 15 16 17 18 19 20 11 12 13 14 15 16 17
21 22 23 24 25 26 27 18 19 20 21 22 23 24
28 29 30 31 25 26 27 28 29 30
Transaction timetable
Denotes U.S. and/or Canadian bank holidays
U.S. Exchange Offers & Consent Solicitations Canadian Proxy Solicitations
Tuesday 10/16 Amended S-4 filed Record date
Wednesday 10/17 E xchange offers and consent solicitationslaunched P roxy solicitations launched
Tuesday 10/30 Early consent date at 5:00 P.M. NY time (deadline to receive early consent fee)
Withdrawal rights expire
Early proxy date at 5:00 P.M. Montreal time (deadline
to receive early consent fee)
Proxy revocation deadline
Monday 11/12 Veteran’s Day (U.S. bank holiday) Rememberance Day (Canadian bank holiday)
Wednesday 11/14 Expiration date at 12:00 midnightNY time Canadian debentureholders’ meeting
Monday 11/19 Closing and settlement Closing and settlement

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FROM
DOMTAR’S
PERSPECTIVE
FROM
BONDHOLDER’S
PERSPECTIVE
Improved credit profile versus the existing Domtar Inc. notes and debentures
– Significant reduction in leverage and improvement in interest and asset coverage
– Benefit from combined cash flows of both entities, including full synergies
Improved credit protection versus existing structure with the addition of a change of control provision and upstream subsidiary guarantee
New Domtar Corp. bonds to be rated B1/B+/BB(low), versus B2/B+/BB(low) for existing Domtar Inc. notes
Simplified debt structure
Transaction structured to allow CDS to “travel” with the bonds
Working toward a simplified capital structure and ongoing financial reporting requirements
Increased flexibility to implement restructuring plans and achieve full synergies
Unify covenants of existing bonds
Why an exchange offer makes sense

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Financially stronger company with a larger asset and
equity base supporting the notes
(
¹
)
See Appendix for a reconciliation to GAAP measure
(
²
)
For purposes of calculating the ratio of total debt to Adjusted EBITDA as of July 1, 2007 (calculated on an annualized basis), Adjusted EBITDA for the 26 week period ended July 1,
2007 was doubled
(
³
)
The amounts contributed by Domtar Inc. to the Company’s Adjusted EBITDA, interest expense and total debt have been calculated on the basis of Domtar Inc.’s actual amounts converted to U.S. dollars, using the foreign exchange rates in effect for the periods presented
(4)
On 9/28/07, Domtar made a $2mm mandatory amortization payment and a $73mm optional prepayment on its Term Loan B, which is not reflected in the table above
Year ended December 31, 2006 26 weeks ended July 1, 2007
(US$ in millions, US GAAP)
Domtar Corp.
(Pro forma)
Contribution of
Domtar Inc.
(3)
Domtar Corp.
(pro forma)
Contribution of
Domtar Inc.
(3)
Revenue $6,750 $3,492 $3,244 $1,623
Adjusted EBITDA (1) 803 333 407 142
Adjusted EBITDA Margin (%) 11.9% 9.5% 12.5% 8.7%
Interest expense $188 $138 $89 $46
Total assets -- -- 7,889 4,551
Total debt at 7/1/07 2,444
(4)
1,676 2,444
(
4
)
1,676
Total shareholder’s equity -- -- 3,094 1,742
Key financial ratios
Adjusted EBITDA / Interest
expense
4.3x 2.4x 4.6x 3.1x
Total Debt / Adjusted EBITDA 3.0x 5.0x 3.0x
(2)
5.9x
(2)
Total Assets / Total Debt -- -- 3.2x 2.7x
Book Equity / Total Debt -- -- 1.3x 1.0x

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Overview of Domtar Inc. U.S. assets to be transferred
(1) Reflects the July 2007 announcement of two permanent paper machine closures: (i) one at Port Edwards with 34,000 tons of annual capacity; and (ii) one at Woodland, ME with 125,000 tons of annual capacity.
For the six months ended 6/30/07 and as of 6/30/07, the subsidiaries that would be sold to Domtar Corp. accounted for approximately:
– 43% of Domtar Inc.’s total assets
– 67% of Domtar Inc.’s sales
– 308% of operating income of Domtar Inc. (due to operating losses sustained by Domtar Inc.’s
Canadian subsidiaries)
Ashdown, AK Port Huron, MI Port Edwards, WI Nekoosa, WI
Assets Paper machines Principal paper grades
Paper capacity
(millions of tons)
Pulp capacity
(millions of tons)
Ashdown, Arkansas 4 Copy and offset 0.9 0.1
Port Edwards, Wisconsin
(1)
3 Value added 0.2 -
Nekoosa, Wisconsin 3 Value added 0.2 -
Port Hur on, Michigan 4 Technical and specialty 0.1 -
Woodland, Maine
(1)
- - - 0.4
Totals 14 1.4 0.5
Plus: U.S. Paper Merchants Business

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Update on sale of Wood business to Conifex
In June 2007, Domtar Inc. entered into an agreement to sell substantially all of its Wood business for approximately CDN$285 million (approximately US$268 million) to Conifex
– The transaction remains subject to government approvals for the forest license rights transfers, other regulatory approvals and customary closing conditions, including financing
On October 11th, Domtar Inc. received a notice from Conifex purporting to terminate the June
2007 agreement due to a notice it received from the Minister of Natural Resources and Wildlife for the Province of Québec purporting to revoke certain forest license rights for sawmills which are closed
– The Company believes that the Minister’s action is unlawful and will vigorously defend Domtar Inc.’s rights and Domtar Inc. has filed formal proceedings before the Québec Superior Court to enforce its rights
– The Company also believes that the purported unilateral termination of the agreement by Conifex is invalid because, while the consent to transfer these license rights are a condition to closing, Conifex would only have the right to terminate the agreement on or after 12/31/07, if consent to transfer has not been obtained by that time
While we intend to vigorously defend our rights and work diligently towards successfully closing the transaction, we are not reliant upon the proceeds from the sale to execute our business plan and continue to strengthen our balance sheet
– For example, we recently prepaid $75 million of our term loan, of which $73 million was an optional prepayment, from free cash flow from operations
– Management remains confident in the ability of the Company’s operations to generate sufficient free cash flow to continue reduce debt and invest in the business

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Balance sheet approaching targeted ratios
3.0x
2.5x
Q2'07 Target
40%
44%
Q2'07 Target
Debt-to-Adj. EBITDA
(1)
Debt-to-Cap.
(2)
Target: < 2.5X
40%
Target: < 40%
(1) For Q2’07, Debt-to-Adj. EBITDA is calculated using debt as of 7/1/07 and doubling the Adjusted EBITDA for the 26 weeks ended 7/1/07.
Note:  A $10 per ton change in average selling prices for papers impacts Debt-to-Adj. EBITDA by approximately 0.25x.
(2) Excluding the amount drawn on the A/R facility ($130 million).
2.5x
± $400mm

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Key transaction benefits
Improved credit profile versus the existing Domtar notes
– Significant reduction in leverage and improvement in interest and asset coverage
– Benefit from combined cash flows of both entities, including full synergies
Improved credit protection versus existing structure in the form of a change of control provision and upstream guarantees
An upgrade in ratings from Moody’s from B2 to B1 for the new Domtar Corp.
versus the existing Domtar Inc. notes
Transaction structured to allow CDS to “travel” with the bonds
Simplified debt structure benefits both bondholders and the Company

These materials are not to be printed, downloaded or distributed 12 These materials are not to be printed, downloaded or distributed

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APPENDIX: Reconciliation of Adjusted EBITDA (1)
(1)
Adjusted EBITDA (referred to in the Credit Agreement as “Consolidated EBITDA”) is a non-GAAP measure and is defined in the Credit Agreement as net income of the Company, on a consolidated basis, before depreciation, amortization and other non-cash charges, interest and other financing expenses and income taxes and excludes: restructuring charges not to exceed $100 million; certain costs related to synergies and integration in connection with the Acquisition Transactions not to exceed $150 million; any cost of sales impact due to any write up or down of inventory as a result of the fair value of Domtar Inc.’s inventory in connection with the Acquisition Transactions; non-cash derivative gains and losses; and non-cash gains and losses on disposals of property, plant and equipment as well as transaction expenses related to the Acquisition Transactions.
The table above provides a reconciliation of the Company’s Adjusted EBITDA to Net income (loss) from continuing operations, the most directly comparable GAAP measure. We reconcile Adjusted EBITDA to Net income
(loss) from continuing operations instead of to net income as the Credit Agreement excludes items included in discontinued operations, such as the gain on the disposition of Domtar Inc.’s 50% interest in Norampac Inc. in
December 2006.
(2)
The amounts contributed by Domtar Inc. to the Company’s Adjusted EBITDA, interest expense and total debt have been calculated on the basis of Domtar Inc.’s actual amounts converted to U.S. dollars, using the foreign exchange rates in effect for the periods presented.
(3)
Domtar Inc.’s Net income (loss) from continuing operations for the 26 weeks ended July 1, 2007, represents the combination of the net loss from continuing operations from January 1, 2007 to March 6, 2007 of $31 million (period prior to the Weyerhaeuser Acquisition Transactions), and Net income of $2 million from March 7, 2007 to July 1, 2007 (period that reflects the application of purchase accounting). The combined information for the 26 weeks ended July 1, 2007 is non-GAAP and is for illustrative purposes. This information is provided for the convenience of the reader only in conjunction with the calculation of the above financial metrics. As a result of the application of purchase accounting that started on March 7, 2007, the results of operations and the financial position following that date are not comparable to results for periods prior to that date. The results of operations for the period from January 1, 2007 to March 6, 2007, and the results of operations for the period from March 7, 2007 to July 1, 2007 should not be viewed as a continuum since they were prepared using different bases of accounting and different accounting policies and, therefore, are not comparable. The other components of the reconciliation were derived by combining the related amounts for the periods January 1, 2007 to March 6, 2007 and March 7, 2007 to July 1, 2007, which are also non-GAAP amounts.
Year ended December 31, 2006 26 weeks ended July 1, 2007
U.S. GAAP/U.S. dollars
(Dollars in millions)
Domtar Corp.
(pro forma)
Contributon of
Domtar Inc.
Domtar Corp.
(pro forma)
Contribution of
Domtar Inc.
Net income (loss) from continuing operations $(574) $27 $27 $(29)
Interest expense 188 138 89 46
Depreciation and amortization 495 266 248 99
Income tax expense 89 (4) 15 10
Impairment of goodwill 749 — — —
Net gains on disposal of property, plant and equipment (11) (11) — —
Closure and restructuring costs 46 31 3 3
Antidumping and countervailing duties refund (210) (145) — —
Derivative instrument (gain) 9 9 (13) (13)
Transaction expenses 22 22 29 29
Inventory adjustment for transaction — — (3) (3)
Costs related to synergies and integration — — 12 —
Adjusted EBITDA $803 $333 $407 $142
(2)
(2)(3)

TRANSCRIPTION OF AUDIO

NETROADSHOW

Domtar Corporation

October 18, 2007

T. Rothman:	Good morning. This is Todd Rothman from J PMorgan and on behalf of the other dealer managers on this transaction, Deutsche Bank Securities and Scotia Capital, I’d like to welcome you to the Domtar investor call. Joining us today from the Company is Daniel Buron, the Senior Vice President and Chief Financial Officer. Before we get started, I’d like to remind you to take notice of the Safe Harbor language regarding forward-looking statements on Page 1 of this presentation.

Domtar formally launched on October 17th its exchange offers, consent solicitations and proxy solicitations seeking to exchange its existing Domtar notes and debentures for new notes of Domtar Corporation. The exchange offer is structured as a par-for-par change of obligor exchange. The offers are being made in the U.S. through a prospectus and consent solicitation statement, through an S-4 registration statement on file with the SEC.

The Canadian proxy solicitations are being made pursuant to a debenture holder information circular and prospectus, which is also included in the S-4 currently on file with the SEC.

The new Domtar Corp. notes will have the same principal amounts, coupons and maturities and optional redemption features as the existing notes. The prospectus on file with the SEC contains further detail on the new notes and comparing them to the existing notes, however, there are a few specific changes I’d like to point out to you, for the new Domtar Corp. notes.

The new notes will contain a traditional 101% change of control put option, which is different from all the existing notes, with the exception of the 9 1/2 % debentures, none of the existing notes contain that provision today. In addition, the new Domtar Corp. notes will receive the benefit of an upstream unsecured guarantee from the same subsidiary that guaranties the Domtar Corp. borrowings under the Company’s credit facilities. Today, none of the Domtar Inc. notes or debentures contain any such subsidiary guarantees.

The limitation on liens in the new notes will be similar to the existing notes, which generally, again, except for a slight exception in the 9 1/2 % debentures, contain a carve out for 10% of consolidated net tangible assets. The new Domtar Corp. notes will have that same carve out and in addition, will carve out the Company’s existing $1.55 billion of credit facilities, which were incurred as part of the Company’s transaction with Weyerhaeuser earlier this year.

I should also note that the two Canadian debentures currently contain covenants related to debt incurrence, limitation on dividends and subsidiary debt, which the U.S. notes do not have. None of the new Domtar Corp. notes will contain these provisions.

Finally, holders that agree to the exchange offer and consent solicitations and proxy solicitations by October 30th, which has been declared as the early consent date for the transaction, will receive a fee of $2.50 for every $1,000 principal amount bond that they have.

As you can see on the chart on this page, there are a few things happening in this transaction. I want to start by reminding you how the Company came to have this corporate structure. Recall that this organizational chart here is the direct result of the Company’s merger transaction that closed in March of this year, whereby Domtar combined its business with the Fine Papers business of Weyerhaeuser. In this chart, the predecessor Weyerhaeuser business is referred to as the predecessor company. As I mentioned before, the Company entered into a $1.55 billion credit agreement in which Domtar Corporation, the parent company, is the primary borrower. That’s where the term loan resides and is also a borrower under the revolver. In addition, Domtar Inc. has access to $150 million of the $750 million revolver that the Company has. The existing Domtar Inc. bonds remained in place as part of the transaction As you can see on the bottom right hand side of the chart, there are six series of Domtar Inc. notes that are in place today. The purpose of this transaction is to take those bonds and move them up to the Domtar Corporation level, which is the same box at which the Company’s term loan resides.

The other main thing that’s happening here as part of this transaction is that the Company is going to be moving all or a portion of the U.S. subsidiaries of Domtar Inc., Domtar Inc. being the heritage Canadian entity, up to Domtar Corp. The purpose of that is to create a succession event for the credit default swaps and allowing the CDS contracts, to move up to the parent Company along with the bonds.

There’s a couple of potential scenarios as to what amount of the U.S. subsidiaries will be transferred to Domtar Corp. One hundred percent of the U.S. subsidiaries will be transferred if all series of bonds, both the U.S. and the Canadian, approve the exchange offers and consent solicitations. If that 100% transfer occurs, then these Domtar Inc. U.S. subsidiaries will become guarantors of the Domtar Corp. borrowings under the credit agreement and as well as the new Domtar Corp. notes. So, the Domtar Corp. notes, as I mentioned before, will have the same guarantees as the credit agreement has.

To the extent that there is any one series of existing Domtar Inc. debt securities, either in the U.S. or Canada, that does not approve the transaction, then the Company will only be transferring a portion of the U.S. subsidiaries of Domtar Inc. up to Domtar Corp. and that amount would be somewhere up to 49%. Because there would be a minority owned by Domtar Corp., they would not provide guarantees to the Domtar Corp. bank borrowings, nor these new notes. They would continue to provide guarantees however for the $150 million revolver limit of Domtar Inc.

The subsidiaries being transferred to Domtar Corp.—and Daniel will spend a moment discussing what these assets look like a little bit later on in the presentation—include all the U.S., the Company’s U.S.-based paper mills at Ashdown, Arkansas, Port Edwards and Nekoosa, Wisconsin, Port Huron, Michigan and Woodland, Maine. And in addition, the Company’s U.S. paper merchants business will also be included in that transfer.

One of the primary questions that investors will certainly have is what the potential outcomes are for the Domtar Inc. credit default swap contracts that are in place today. This transaction has been structured specifically to trigger a CDS succession event with the goal of leaving participating investors identically hedged in their positions as they are today. Again, as I mentioned before, certain assets of Domtar Inc. will be transferred to Domtar Corp. and that will create the succession event necessary for the CDS to travel up to Domtar Corp. along with the existing Domtar Inc. debt securities. With the succession event, the treatment of CDS contracts on Domtar Inc. debt will ultimately depend on what the participation levels are in the transaction. As you can see on the page here, to the extent that less than 25% of holders participate in the transaction, all CDS contracts remain at Domtar Inc. To the extent participation is between 25% and less than or equal to 75%, the CDS contracts will be split 50/50 between Domtar Inc. and Domtar Corp. And to the extent that participation is greater than 75%, all CDS contracts will move with the bonds to Domtar Corp. And again, those percentages are related to all six series of Domtar Inc.’s securities on an aggregate basis.

The exchange offer is structured with a 75% aggregate minimum condition. This is solely driven by the desire to create 100% CDS succession event from Domtar Inc. to Domtar Corp. for the benefit of CDS holders. This isn’t driven by any other requirements of the Company or the transaction.

Turning to Page 5, spend a moment on the transaction timetable. As you saw earlier this week, the Company filed an amended S-4 registration statement on Tuesday, which was also set as the record date for the Canadian proxy solicitations. The exchange offers, consent solicitations and proxy solicitations, were formally launched on Wednesday, October 17th. Tuesday, October 30th has been set as the early consent date in the case of the U.S. notes and as the early proxy date in the case of the Canadian debentures. Again, that will be the deadline for holders to receive the early consent payment of $2.50 per $1,000 of principal amount of notes and debentures.

The expiration date for the exchange offers and consent solicitations will be Wednesday, November 14th. And then, we’re looking forward to a closing and settlement on November 19th.

With that, I’d like to now turn the call over to Daniel Buron, Senior Vice President and Chief Financial Officer of Domtar, who will walk through the proposed transaction from the Company’s point of view, as well as some of the other details of the asset transfer that I mentioned before. Daniel….

D. Buron:	Thank you, Todd. As you recall, we have supported the shareholders of Domtar Inc. through its merger with the Weyerhaeuser fine paper business, to create a stronger company. The proposed exchange offer provides now, to bondholders, an opportunity to improve their situation and to become bondholders in the new parent company, Domtar Corporation. Domtar has elected to undertake this transaction in order to, (a) work toward a simplified capital structure, as we intend to issue new debt at the Domtar Corporation level going forward, (b) work toward consolidating financial reporting at the company level, rather than having to maintain separate reporting obligations at the Company and at the Domtar Inc. level, (c) provide increased flexibility to implement restructuring plans and achieve full synergies, and (d) unify covenants of existing bonds.

I want to mention that this is not a transaction Domtar has to execute following the merger with Weyerhaeuser, nor to be able to achieve our synergy. To the contrary, we have proven that we can live with two sets of public reporting and that our synergies are well under way. We view this transaction as an investor-friendly or, if you prefer, as a win/win, and we will remain focused on applying our free cash flow toward debt reduction at the Domtar Corporation level.

In addition to the 25 basis point consent fee, we believe this transaction provides several value and enhancing benefits to bond holders, including improved credit profiles to the existing Domtar Inc. notes, improved credit protection to the existing structure in the form of a change of control provision and the same upstream subsidiary guarantee provided in our credit facility.

The ratings agencies have recognized the benefits of this transaction for bondholders by affirming the rating in the case of S&P and DBRS and in the case of Moody’s, they will upgrade for the new notes from the current B2 level to B1.

Finally, in order to execute a bondholder-friendly transaction, the exchange offer has been structured with the intention to allow the CDS to travel with the bond.

As I mentioned on the prior slide, the proposed transaction results in significantly improved credit profile for the new Domtar Corporation notes versus the existing Domtar Inc. notes.

Domtar Corporation provides improved EBITDA margin and a greater insulation from the impact of the continued strengthening of the Canadian Dollar. There is a reduction in leverage by half, from 5.9x to 3x for the first half of 2007 annualized. There is improvement in interest coverage from 3.1x to 4.6x. And, as you can see, there is increased asset in equity value coverage of the debt as well.

By participating in the transaction, bondholders will now benefit from the combined cash flows of both Domtar Inc. and the merged Weyerhaeuser asset, including access to full synergy. As Todd explained before, as part of the transaction, we will be transferring all or a portion of the stock of Domtar Inc.’s U.S. subsidiary to Domtar Corporation. The asset transfer should create a succession event which will allow all or a portion of the CDS to travel with the bonds.

The asset transfer includes five U.S. paper and pulp mills, including our world class Ashdown, Arkansas mill, along with our U.S. paper merchant. This business represents 43% of the assets of Domtar Inc. and 67% of sales and 308% of operating profit for the first half of 2007. This outsized number is a result of operating losses sustained by Domtar Inc.’s Canadian operations driven primarily by the rising Canadian Dollar, which is now at parity with the U.S. Dollar.

As you know, we have an agreement to sell our wood business for CDN$285 million. The buyer wants to terminate this transaction. Whatever the outcome, we are not reliant upon the proceeds from the sale to properly run our business or continue to strengthen our balance sheet. For example, we recently repaid $75 million of our term loan. Management remains confident in the ability of the Company’s operations to generate sufficient free cash flow to continue to reduce debt and properly invest in the business.

So, what does this translate to in terms of where we want to get to? We have set a goal of maximizing our free cash flow to reduce debt and improve our balance sheet. As I just mentioned, in the third quarter, we prepaid $75 million of our Term Loan resulting from strong free cash flow generation. We are targeting a leverage of 2.5x and a debt-to-cap ratio of 40% through the cycle. We believe that achieving these credit metrics will provide us with the necessary flexibility to operate the Company effectively through various economic, industry and foreign exchange environments.

I just want to conclude by stating that the proposed exchange is a positive transaction that benefits both the bondholders, as well as the Company. Thank you.

[End of Recording]